Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of Vertical Aerospace Ltd. (“our”, “we” or the “Company”) should be read in conjunction with our unaudited condensed consolidated interim financial statements and the related notes that are included elsewhere in this filing, as well as our audited consolidated financial statements and the related notes included in our Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”). The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Forward-Looking Statements” section of this filing and in the “Risk Factors” section of our Annual Report. Our actual results could differ materially from those contained in any forward-looking statements.

Overview

Our mission is to make air travel personal, on-demand and carbon free. We are focused on designing, manufacturing and selling one of the world’s best zero operating emission electric vertical takeoff and landing (“eVTOL”) aircraft for use in the advanced air mobility (“AAM”) market, using the most cutting-edge technology from the aerospace, automotive and energy industries.

Founded in 2016, we come from a deep aerospace and automotive mindset and have already designed, built and flown two prototype eVTOL aircraft in 2018 and 2019. We are currently developing, and are in the process of certifying, our flagship eVTOL, the VX4. Capable of transporting a pilot and up to four passengers, traveling distances of over 100 miles, and achieving top speeds of over 200 mph, while producing minimal noise and zero operating emissions.

The VX4 aircraft was designed around existing and certifiable technology, using an experienced team that has previously certified and supported the development of over 30 aircraft and propulsion systems around the world. We are currently one of the only eVTOL designers and original equipment manufacturers (“OEMs”) actively pursuing certification from the United Kingdom’s Civil Aviation Authority (“CAA”) or the European Union Aviation Safety Agency (“EASA”) with a winged vehicle using already-available technology. By achieving certification for our VX4 eVTOL aircraft from the CAA and EASA (which we expect to happen concurrently, as EASA has agreed to concurrently validate the CAA’s certification), we will be able to leverage the work done with our home regulator in order to have the certification validated by other regulators where we intend to operate, including the United States Federal Aviation Authority (“FAA”). We are focused on selling globally certified eVTOL aircraft to a variety of customers, including commercial airlines and in-country partners.

We have been researching and innovating for the last six years to bring our best-in-class electric aircraft to the global market. Using superior technology, we are creating aircraft that produce minimal noise and zero operating emissions, and we aim to have our aircraft certified to the same safety standards as commercial airlines, rather than the significantly lower threshold at which helicopters are currently certified. We are developing a sophisticated eVTOL ecosystem that allows us to focus on providing a high-quality experience. Our in-house expertise covers design, certification, assembly and manufacture, pilot experience, end-user experience and base platform performance.

We aim to be the leading eVTOL aircraft OEM for commercial airlines, aircraft leasing companies, business aviation, existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers. We also believe there is a potential market to provide OEM sales to a variety of industries beyond traditional airline and helicopter customers, such as tourism, where there is an opportunity to replace existing transportation options like minibuses and the cargo and logistics industry, where there is potential to partner with global logistics firms and large retail customers. There is a further opportunity to generate revenue from other sectors such as emergency services, as eVTOL aircraft can be used for emergency patient and supplies transport, particularly in densely populated areas, or military logistics transport, among other potential uses. We will explore the potential development of versions of the VX4 for such scenarios. Our strategy is to forge partnerships in key markets with partners that have existing demand and are local trusted brands with market-specific knowledge. We believe that by partnering with such market players, we can extend their business models and build a market ecosystem that will allow us to expand our proposition over time. Our focus on system integration and establishment of an industrial supply chain is expected to enable rapid scaling of production of our aircraft.

The Business Combination

On June 10, 2021, we entered into a business combination agreement with Broadstone Acquisition Corp. (“Broadstone”), which was consummated on December 16, 2021 (the “Business Combination”). The Business Combination had a significant impact on our capital structure and operating results, helping to facilitate our product development, manufacturing and commercialization. The most significant change in our reported financial positions was a net increase in cash (as compared to our consolidated balance sheet at June 30, 2021) of approximately $286 million. As a result of the Business Combination, we became a U.S. public company listed on the New York Stock Exchange, which required us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We have incurred, and expect to continue to incur, additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources.

Recent Developments

On August 5, 2022, we entered into a share purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”), with Nomura Securities International, Inc. (“Nomura”). Please see “B. Liquidity and Capital Resources — Equity Subscription Line “ below for more information.

A. Operating Results

Key Factors Affecting Operating Results

Impact of the COVID-19 Pandemic

The effects and potential effects of the global COVID-19 pandemic, including, but not limited to, its impact on general economic conditions, trade and financing markets, changes in customer behavior and continuity in business operations creates significant uncertainty. The spread of COVID-19 has also disrupted the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers and has led to a global decrease in aircraft sales in markets around the world. In particular, the COVID-19 pandemic may cause a decrease in demand for our aircraft if our customers delay purchases of aircraft, an increase in costs results from the increase in cost of raw materials or our efforts to mitigate the effects of the COVID-19 pandemic, delays in our schedule to full commercial production of electric aircraft, disruptions to our supply chain and the implementation or reinstatement of government restrictions, among other negative effects.

The full impact of the COVID-19 pandemic continues to evolve. As such, the extent to which the pandemic and related global events and market impacts will affect our financial condition, liquidity, and future results of operations is uncertain. Our management continues to actively monitor our financial condition, liquidity, operations, suppliers, industry and workforce.

Impact of the War in Ukraine

Although we do not have any operations or direct suppliers located in Ukraine or Russia and have not yet experienced any direct impacts from the conflict, we believe our continuing design and development activities, regulatory certification processes and ability to contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of the VX4, could be adversely affected by the conflict between Russia and Ukraine. For example, the continuance or any escalation of the conflict could result in disruptions to our business and operations, increased inflationary pressures, increased raw material costs, disruption to supply chains, increased cyberattacks or data security incidents and other adverse impacts on our anticipated costs and commercialization timeline. Russia provides most of the titanium used globally in the manufacture of aircraft, which we expect to require for certain components in our aircraft. Existing or additional government actions, including sanctions, taken in response to the conflict could also adversely impact the commercial and regulatory environment in which we operate.

We continue to closely monitor the possible effects of the conflict in Europe and general economic factors on our business and planning. These factors put pressure on our costs for employees and materials and services we procure from our suppliers, as well as affect other stakeholders and regulatory agencies.

Commercialization

We are targeting to complete certification of our VX4 aircraft and commence manufacturing during 2025, with our first deliveries being made in that year. We believe that we are currently on target to achieve full certification and validation of our VX4 aircraft with the CAA and EASA during 2025, which is essential to launching the sales of our aircraft. The full-scale VX4 prototype has now been built and completed a series of rigorous ground-based tests, including lift, vibration and propeller thrust. Once we receive our piloted permit to fly from the CAA (which we expect them to provide upon being satisfied with our design and process documentation, test data and the of the air-worthiness of the aircraft), we intend to conduct the tethered hover demonstration which is expected in summer 2022 and will thereafter continue the various stages in our flight test program for the VX4 aircraft, including full wing-borne flight capability.

We have deployed a sales strategy engaging in direct sales to operator customers and third-party distribution networks, with an extended timeframe to further develop our existing sales pipeline in the period up to the release of our aircraft in 2025. Our salesforce is targeting prospects from a pool of over 5,000 airlines with ICAO codes worldwide that are seeking to capitalize on the growth of the AAM market. As part of this approach, we have entered into arrangements with several commercial partners for multiple pre-orders and pre-order options for our aircraft. In the period since the filing of our Annual Report, FLYINGGROUP has agreed to pre-order 25 aircraft, with an option for up to 25 additional aircraft. We partnered with Babcock International to explore the VX4 aircraft’s application in aerial emergency medical services and cargo transportation, intended for dual use. American Airlines committed to pay a pre-delivery payment upon the satisfaction of certain conditions. We committed to reserve delivery slots for the first 50 VX4 aircraft of American Airline’s conditional pre-order of up to 250 aircraft, with an option to purchase an additional 100 aircraft, in exchange for the pre-delivery payment. All such pre-orders, options and commitments are not legally binding, conditional and may be terminated without penalty at any time by either party. Together with our existing pre-orders, we have what is believed to be the market-leading pre-order book by value for more than 1,400 VX4 electric aircraft, estimated to be valued at $5.6 billion. Customers include American Airlines, Virgin Atlantic, Avolon, Bristow, Marubeni, and Iberojet, as well as (through Avolon’s VX4 placements) Japan Airlines (JAL), Gol, Gözen Holdings and AirAsia.

Development of the Advanced Air Mobility Market

Our long-term financial performance ultimately depends on the demand for short distance (less than 200 miles) aerial transportation and the growth of the AAM market. We believe that we have a significant opportunity to meet untapped demand in the AAM market, with the urban air mobility market currently projected to grow to a total addressable market size of $1 trillion by 2040, according to Morgan Stanley. We, and the eVTOL sector more generally, seek to displace the current incumbents by taking market-share and/or benefitting from the incremental growth in demand.

There are two critical factors that will enable us to secure a prominent position in the AAM market: firstly, our ability to develop, certify and manufacture our aircraft, and secondly, the adoption of eVTOL as an alternative mode of transport by both operators and consumers. Our success in development and manufacturing will be dependent on overcoming several challenges around key manufacturing considerations, such as wing borne capability and battery efficacy. We plan to continue to invest in our infrastructure, research and development efforts and workforce to ensure that we will be able to deliver our aircraft to our customers in a timely manner.

While we believe that there will be a significant market for AAM in the future, there is a possibility that consumer resistance may be significant, as there may be misconceptions about eVTOL safety, performance and reliability. Additional factors impacting the pace of adoption of AAM and aerial transportation include but are not limited to: perceptions about eVTOL quality and cost; perceptions about the limited range over which eVTOL may be flown on a single battery charge; the evolution and availability of competing forms of transportation, such as ground or air taxi or ride-hailing services; the development of adequate infrastructure; consumers’ perception about the convenience and cost of transportation using eVTOL relative to ground-based alternatives; and, in particular, improvements in fuel efficiency, autonomy, or electrification of cars. In addition, macroeconomic factors could impact demand for AAM services, particularly if end-user pricing is at a premium to ground-based transportation alternatives. If the market for AAM does not develop as expected, this would impact our ability to generate revenue or grow our business.

Competition

We face immediate competition from other eVTOL manufacturers, suppliers and operators as well as ground-based mobility solutions and local and regional incumbent helicopter and aircraft charter services. While we believe that we will be positioned to attain full certification and validation with the CAA and EASA during 2025, it is possible that our competitors could get to the market before us, either generally or in specific markets. Even if we are one of the first to market, any anticipated advantages may not crystallize if new companies or existing aerospace companies launch competing solutions in the markets in which we intend to operate and/or if any of our competitors obtain large-

scale capital investment to speedily scale up their distribution capability. Existing AAM operators may also take actions to protect their customer base, which could prevent us from gaining market share in markets in which we intend to operate.

Regulatory Landscape

We are, and will be, subject to significant regulation relating to aircraft safety and testing, accessibility, battery safety and testing and environmental regulation in the United Kingdom, European Union, the United States and other markets. These requirements create additional costs and possibly production delay in connection with design, testing and manufacturing of our aircraft.

Components of Results of Operations

Revenue

We are currently in the research and development phase of our journey to commercialization of eVTOL technology. We have not generated any revenue from design, development, manufacturing, engineering and sale or distribution of our aircraft. We generated revenue in 2021 from the performance of engineering consultancy services; however, these services are ad-hoc and generally undertaken where we can strategically gain knowledge enhancement and skill development. No revenue has been generated during the six months ended June 30, 2022.

Cost of Sales

Cost of sales for planned manufacturing operations will consist primarily of the cost of vehicle components and parts, including batteries, raw materials, direct labor costs, warranty costs and costs related to the operation of manufacturing facilities, including plant and equipment depreciation and amortization. We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of net revenue, as a result of the scaling of our business.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of relevant staff costs, including salary and benefits, third-party engineering consultants, materials, equipment, components and tooling, and program consumables and testing. Costs associated with development projects such as aircraft programs, component programs and software products are expensed rather than capitalized as intangible assets under construction. We expect research and development expenses to increase as we continue to develop our aircraft technology. The accounting policies we adopted are consistent with those of the previous financial year and corresponding interim reporting period. For more information about our accounting policies, refer to Note 2 in our Annual Report.

Administrative Expenses

Administrative expenses consist of the costs associated with employment of our non-engineering staff, including salary and benefits, the costs associated with our premises, and the depreciation of our fixed assets, including depreciation of “right of use” assets in relation to our leased property. We expect administrative expenses to increase as our overall activity levels increase due to the construction and operation of our final assembly facility and as we hire additional personnel and consultants to support our compliance with the applicable provisions of the Sarbanes-Oxley Act (“SOX”) and other SEC rules and regulations.

Administrative expenses also include share-based payment expenses in connection with the EMI Option Agreements entered into on March 15, 2022 between the Company and certain employees of the Company and its subsidiaries as replacement option agreements for share options previously granted over shares in Vertical Aerospace Group Ltd. (“VAGL”), the Company’s wholly owned subsidiary, that were exchanged for options of equivalent value over ordinary shares in the Company in connection with the Business Combination, which options are intended to be tax qualifying enterprise management incentive options under Schedule 5 of the UK Income Tax (Earnings and Pensions) Act 2003.

Related Party Administrative Expenses

Related party administrative expenses consists of costs from Imagination Industries Incubator Ltd. (“Incubator”), which is an entity controlled by Stephen Fitzpatrick, our majority shareholder and CEO. The nature of these costs is the provision of finance and payroll services and other back office services as required.

Other Operating Income

Other operating income consists of government grants to support our development activities and the research and development credit related to the United Kingdom research and development tax credit scheme.

Total Finance Costs

Finance Costs

Finance costs consist primarily of fair value movements on our warrants, interest calculated on lease liabilities and both realized and unrealized foreign exchange losses that have been created due to the fluctuation of exchange rates between the US dollar, euro and the other currencies that we use for our operations.

Related Party Finance Costs

Related party finance costs comprises interest on loans from Imagination Industries Ltd. (“Imagination”), an entity which is controlled by Stephen Fitzpatrick, our majority shareholder and CEO.

Results of Operations

The following table sets forth the unaudited condensed consolidated interim statements of operations in British pounds sterling and as a percentage of revenue for the periods presented.

	Six months ended June 30,
	2022	2021	Change

	(in £ thousands)
Revenue	—	66	(66)
Cost of sales	—	(25)	25
Gross profit	—	41	(41)
Research and development expenses	(19,396)	(7,747)	(11,649)
Administrative expenses	(23,466)	(23,890)	424
Related party administrative expenses	—	(127)	127
Other operating income	3,407	9,686	(6,279)
Operating loss	(39,455)	(22,037)	(17,418)
Finance income	42,497	—	42,497
Finance costs	(20,063)	(37)	(20,026)
Related party finance costs	—	(483)	483
Net finance income/(costs)	22,434	(520)	22,954
Loss before tax	(17,021)	(22,557)	5,536
Income tax expense	—	—	—
Net loss for the period	(17,021)	(22,557)	5,536
Foreign exchange translation differences	9,482	—	9,482
Total comprehensive loss for the period	(7,539)	(22,557)	15,018

For the Six Months ended June 30, 2022 and 2021

Revenue

Revenue decreased by £66 thousand, or 100%, from £66 thousand during the six months ended June 30, 2021 to nil during the six months ended June 30, 2022. This decrease was primarily due to the disposal of the share capital of Vertical Advanced Engineering Ltd. (“VAEL”) on October 31, 2021 for nominal consideration. The net assets of VAEL were £102 thousand as at that date. All revenue to date has been generated from providing engineering consultancy services to customers, which was conducted through VAEL.

Cost of Sales

Cost of sales decreased by £25 thousand, or 100%, from £25 thousand during the six months ended June 30, 2021 to nil during the six months ended June 30, 2022. This decrease was primarily due to the disposal of VAEL in October 2021. All cost of sales to date were incurred through providing engineering consultancy services to customers, which was conducted through VAEL.

Gross Profit

Gross profit decreased by £41 thousand, or 100%, from £41 thousand during the six months ended June 30, 2021 to nil during the six months ended June 30, 2022. Engineering consultancy services provided were ancillary and not core to our business. These services were ad-hoc and generally undertaken where we could strategically gain knowledge and develop skills. Consequently, the absolute monetary amounts were small in comparison to our overall cost base, and the margins could vary significantly.

Research and Development Expenses

Research and development expenses increased by £11,649 thousand, or 150%, from £7,747 thousand during the six months ended June 30, 2021 to £19,396 thousand during the six months ended June 30, 2022. This increase was primarily due to increased researching and testing activity in relation to our aircraft.

Administrative Expenses

Administrative expenses decreased by £424 thousand, or 2%, from £23,890 thousand during the six months ended June 30, 2021 to £23,466 thousand during the six months ended June 30, 2022. This decrease was primarily due to the differing nature of the share-based payment expense incurred. For the six months ended June 30, 2022 this charge related primarily to the modification of EMI Option Agreements, whereas during the six months ended June 30, 2021 this related to the issuance of shares to American Airlines. Administrative expenses also reflect the costs of being a U.S. public company listed on the NYSE, including the cost of additional personnel and the implementation of procedures and processes to address public company regulatory requirements and customary practices. Please see Note 5 to our unaudited condensed consolidated interim financial statements included elsewhere in this filing for more information.

Related Party Administrative Expenses

Related party administrative expenses decreased by £127 thousand, or 100%, from £127 thousand during the six months ended June 30, 2021 to nil during the six months ended June 30, 2022. This decrease was primarily due to the expiration of the Intercompany Services Agreement with Incubator on December 31, 2021.

Other Operating Income

Operating income decreased by £6,279 thousand, or 65%, from £9,686 thousand during the six months ended June 30, 2021 to £3,407 thousand during the six months ended June 30, 2022. In 2020, we were awarded a government grant from the United Kingdom’s Aerospace Technology Institute, administered by Innovate U.K. The grant period commenced on October 1, 2020. The receivable installments are recognized in other operating income as the matching sanctioned expenditure is incurred, with a retrospective claim process. For the six months ended June 30, 2022, income from government grants totalled £1,214 thousand and R&D tax credits totalled £2,193 thousand compared to £8,999 thousand and £687 thousand, respectively, for the six months ended June 30, 2021. This reflects the timing of matching sanctioned expenditure, with the grant period scheduled to end by December 31, 2022.

Finance Income

Finance income increased by £42,497 thousand, from nil during the six months ended June 30, 2021 to £42,497 thousand during the six months ended June 30, 2022. This reflects fair value gains relating to the market value of warrants and Convertible Senior Secured Notes

Finance Costs

Finance costs increased by £20,026 thousand, from £37 thousand during the six months ended June 30, 2021 to £20,063 thousand during the six months ended June 30, 2022. This reflects interest payments on the Convertible Senior Secured Notes in addition to foreign exchange movements.

Related Party Finance Costs

Related party finance costs decreased by £483 thousand, or 100%, from £483 thousand during six months ended June 30, 2021 to nil during the six months ended June 30, 2022. This decrease was primarily due to the repayment of borrowings from Imagination.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships,

including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of SOX, which would otherwise be required beginning with our second annual report on Form 20-F, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

Recent Accounting Pronouncements

A number of amended accounting standards and interpretations became applicable during the six months ended June 30, 2022, which did not have a material impact on the Company. We did not have to change our accounting policies or make retrospective adjustments as a result of adopting these amended standards. Please refer to Note 2 to our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 included elsewhere in this filing.

B. Liquidity and Capital Resources

The functional currency of the Company is USD and the functional currency of VAGL is GBP. The financial statements are presented in GBP, which is the Company and VAGL’s presentation currency. Note that in this section certain narrative financial information is shown in GBP and other information is shown in USD; typically, this is because we have incurred the majority of our costs in the UK and in GBP, while we expect customer payments and any external funding to be raised in USD.

We have incurred net losses since inception and to date have not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of electric aircraft.

As of June 30, 2022, we had cash at bank of £158 million. For the six months ended June 30, 2022, we incurred a net loss of £17 million. Our management has prepared a cash flow forecast for our consolidated group showing our ability to continue as a going concern for the foreseeable future, being at least 12 months from the date of this filing. Please refer to Note 2 to our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 included elsewhere in this filing.

During the six months ending December 31, 2022 we expect net cash outflows to be used in operating activities to be between £40 million and £50 million; which will be used to fund the creation and testing of our prototype aircrafts, support the certification process and invest in additional personnel across both engineering and support functions required as a public company.

Our future capital requirements will depend on many factors, including:

●	research and development expenses as we continue to develop our eVTOL aircraft;
●	capital expenditures in the creation and expansion of our manufacturing capacities;

●	additional operating costs and expenses for production ramp-up and raw material procurement costs;
●	general and administrative expenses as we scale our operations;
●	interest expense from any debt financing activities; and
●	selling and distribution expenses as we build, brand and market our electric aircraft.

We received approximately $253 million in connection with the Business Combination, which includes $94 million in proceeds from the PIPE Investment and $192 million from the Convertible Senior Secured Notes, which consummated substantially simultaneously with the Business Combination, net of transaction costs. In addition, we expect to receive up to approximately $95 million, net of transaction costs, in connection with the Equity Subscription Line (as defined below) - see “Equity Subscription Line” – which will further support our capital requirements towards our business milestones.

We have also received conditional pre-orders and pre-order options, including from American Airlines, Avolon, Bristow, Iberojet, Virgin Atlantic and Marubeni, among others. Certain of these pre-orders require that the purchaser pay a pre-delivery payment, which is credited against any future amount due and payable. While the customer’s obligation to pay such pre-delivery payments is subject to various conditions, and they are expected to be refundable in certain circumstances, we expect to receive them prior to delivering aircraft to each customer.

Until we generate sufficient operating cash flow to cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of available pre-delivery payments, plus equity and debt financing, to fund any future capital needs. If we raise funds by issuing equity securities, there may be dilution to our shareholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of ordinary shares. If we raise funds by issuing debt securities, these debt securities may have rights, preferences, and privileges senior to those of preferred and common shareholders. The terms of debt securities or borrowings may impose significant restrictions on our operations. Adequate additional financing may not be available to us on acceptable terms, or at all. The capital markets have in the past, and may in the future, experience periods of upheaval and the availability and cost of equity and debt financing may be impacted by global macroeconomic conditions including as a result of international political conflict, supply chain issues and rising inflation and interest rates.

Our principal uses of cash in recent periods have been funding our research and development activities and other personnel costs. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from our customers, the expansion of sales and marketing activities, the timing and extent of spending to support our development efforts. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing we may not be able to raise such financing on acceptable terms or at all. If we are unable to raise additional capital or generate cash flows necessary to continue our research and development and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition. If adequate funds are not available, we may need to reconsider our expansion plans or limit our research and development activities, which could have a material adverse impact on our business prospects and results of operations.

Convertible Senior Secured Notes

On October 26, 2021, we entered into a convertible note subscription agreement (the “Convertible Senior Secured Notes Subscription Agreement”) by and among the Company, Broadstone and Mudrick Capital Management L.P. (the “Convertible Senior Secured Notes Investor”). Concurrently

with the consummation of the Business Combination, pursuant to the terms of the Convertible Senior Secured Notes Subscription Agreement, (i) the Convertible Senior Secured Notes Investor purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000,000 for an aggregate purchase price of $192,000,000 (the “Purchase Price”), and the Company issued and sold to the Convertible Senior Secured Notes Investor the Convertible Senior Secured Notes in consideration for the payment of the Purchase Price, and (ii) the Company issued to the Convertible Senior Secured Notes Investor 4,000,000 warrants, each representing the right to purchase one ordinary share at a price of $11.50 per share (the “Convertible Notes Warrants”).

The Convertible Senior Secured Notes are initially convertible into up to 18,181,820 ordinary shares (excluding any interest, and subject to adjustments as provided in the indenture governing the Convertible Senior Secured Notes (“Indenture”)) at an initial conversion rate of 90.9091 ordinary shares per $1,000 principal amount of Convertible Senior Secured Note, subject to adjustments to such rate as provided in the Indenture, at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes.

Upon the occurrence of a Fundamental Change (as defined in the Indenture), then the Convertible Senior Secured Notes Investor has the right, at its option, to require us to repurchase for cash all or any portion of its Convertible Senior Secured Notes in principal amounts of $1,000 or an integral multiple thereof, at a fundamental change repurchase price equal to the principal amount of the Convertible Senior Secured Notes to be repurchased plus, if repurchased before the second anniversary of issuance, certain make-whole premiums, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Convertible Senior Secured Notes bear interest at the rate of 7.00% per annum if we elect to pay interest in cash or 9.00% per annum if we elect to pay interest in-kind, and interest is paid semi-annually in arrears. Upon the occurrence, and during the continuation, of an event of default, an additional 2.00% will be added to the stated interest rate. The Convertible Senior Secured Notes will mature on the fifth anniversary of issuance and will be redeemable at any time by us, in whole but not in part, for cash, at par plus, if redeemed before the second anniversary of issuance, certain make-whole premiums as specified in the indenture governing the Convertible Senior Secured Notes. Subject to the terms of the indenture governing the Convertible Senior Secured Notes, Broadstone and VAGL provided full and unconditional guarantees under the Convertible Senior Secured Notes upon consummation of the Business Combination. The Convertible Senior Secured Notes Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto.

Equity Subscription Line

On August 5, 2022, we entered into the Purchase Agreement and Registration Rights Agreement with Nomura. Pursuant to the Purchase Agreement, we have the right to sell to Nomura up to $100 million in aggregate gross purchase price of our newly issued ordinary shares, par value $0.0001 per share (the “ordinary shares”), from time to time during the three-year term of the Purchase Agreement (the “Equity Subscription Line”). The purchase price of our ordinary shares that we elect to sell Nomura pursuant to the Purchase Agreement will be determined by reference to the volume weighted average price of the ordinary shares (“VWAP”) during an applicable purchase period on the day of the applicable purchase date for which we have timely delivered written notice to Nomura directing it to purchase ordinary shares under the Purchase Agreement, less a fixed 4.25% discount to such VWAP. Sales of ordinary shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to Nomura under the Purchase Agreement. Pursuant to the Registration Rights Agreement, upon the terms and subject to the conditions set forth therein, we shall file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) to register certain securities of the Company to be sold to Nomura under the Purchase Agreement. As of the date of this filing, there was up to $100.0 million in aggregate gross purchase price of ordinary shares remaining available for sale under the Purchase Agreement.

UK Future of Flight Funding

Subsequent to the period end, we were awarded £2.3 million funding from the UK Government under its Future of Flight Challenge to help to build the UK’s AAM ecosystem.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Six months ended June 30,
	2022	2021	Change

	(in £ thousands)
Net cash flows used in operating activities	(58,387)	(10,320)	(48,067)
Net cash flows used in investing activities	(560)	(496)	(64)
Net cash flows (used)/generated from financing activities	(235)	27,121	(27,356)
Net (decrease)/increase in cash and cash equivalents	(59,182)	16,305	(75,487)
Cash at bank, beginning of the period	212,660	839	211,821
Effect of foreign exchange rate changes	4,074	—	4,074
Cash at bank, end of the period	157,552	17,144	140,408

Net cash used in operating activities

Net cash used in operating activities increased by £48,067 thousand, or 466%, from £10,320 thousand for the six months ended June 30, 2021 to £58,387 thousand for the six months ended June 30, 2022. This increase was primarily due to additional spend on research and development activities.

Net cash used in investing activities

Net cash used in investing activities increased by £64 thousand, or 13%, from £496 thousand for the six months ended June 30, 2021 to £560 thousand for the six months ended June 30, 2022. This increase was primarily due to the acquisition of intangible assets.

Net cash from (used in) financing activities

Net cash generated from financing activities decreased by £27,356 thousand, or 101%, from £27,121 thousand generated from financing activities for the six months ended June 30, 2021 to £235 thousand used in financing activities for the six months ended June 30, 2022. This decrease was primarily due to proceeds from the issuance of Convertible Senior Secured Notes in the prior period.

C. Research and Development, Patents and Licenses, etc.

See Note 4 and Note 5 to our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

D. Trend Information

Other than as disclosed elsewhere in this filing, we are not aware of any trends, uncertainties, demands, commitments or events during the six months ended June 30, 2022, or since, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our unaudited condensed consolidated interim financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our unaudited condensed consolidated interim financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our unaudited condensed consolidated interim financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in Note 3, Critical accounting judgements and key sources of estimation uncertainty, to our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

Forward-Looking Statements

The above discussion contains estimated and forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this filing may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the guidance as described in the section entitled “Operating and Financial Review and Prospects,” are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●Our limited operating history and that we have not yet manufactured any non-prototype aircraft or sold any aircraft to eVTOL aircraft customers;
●If we are unable to produce or launch aircraft in the volumes or timelines projected;

●Being an early-stage company with a history of losses, we expect to incur significant expenses and continuing losses in the foreseeable future;
●Our markets are still in relatively early stages of growth, and such markets may not continue to grow, grow more slowly than we expect or fail to grow as large as we expect;
●Our dependence on our partners and suppliers for the components in our aircraft and for our operational needs;
●Any accidents or incidents involving eVTOL aircraft, us or our competitors could harm our business;
●Our eVTOL aircraft may not be certified by transportation authorities for production and operation within the timeline projected, or at all;
●All of the pre-orders we have received for our aircraft are not legally binding, conditional and may be terminated without penalty at any time by either party. If these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected;
●Our business has grown rapidly and expects to continue to grow significantly, and any failure to manage that growth effectively could harm our business;
●We identified material weaknesses in our internal controls over financial reporting and may be unable to remediate the material weaknesses; and
●the other matters described in the section entitled “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this filing. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

You should read the above discussion with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.